EXHIBIT 99.2

Vicinity Motor Corp. Receives $2.6 Million to Support Calgary Transit Fleet Electrification Efforts

Sustainable Development Technology Canada provides $2.6 million grant to support the development of the new Vicinity Lightning EV bus

VANCOUVER, BC – February 8, 2022 - Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today announced the receipt of an initial C$2,570,000 million grant from Sustainable Development Technology Canada (SDTC), a foundation created by the Canadian government, for the development of zero-emission transit busses.

SDTC helps Canadian entrepreneurs accelerate the development and deployment of globally competitive clean technology solutions. The non-repayable grant from SDTC will help Vicinity Motor to introduce its new all-electric, true low-floor wheelchair-accessible (fully ADA-compliant), mid-sized, medium-duty bus. This project creates an affordable new class of mid-sized, true low-floor buses, providing maximum versatility and an environmentally responsible alternative to buses with traditional combustion engines.

“We are honored and appreciate the significant initial support from SDTC to accelerate the development of the innovative design of the Vicinity Lightning EV which will mitigate exposure to energy and carbon costs,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “As cities and governments around the world continue to establish climate goals, they are rapidly committing the funding needed for zero emission transit options like our breakthrough Vicinity Lightning™ EV.

“SDTC focuses developing and deploying new technologies with the potential to transform the environmental and economic prosperity of Canada. With this complementary mission between us, we look forward to our continued relationship with SDTC as a valued partner to enhance our growth and encourage adoption of electric vehicles within the Canadian market,” concluded Trainer.

Leah Lawrence, President and CEO of SDTC, added: “Vicinity Motor’s new Lightning EV bus will give municipalities a way to provide transit options that are both sustainable and accessible to all citizens, SDTC is proud to support Vicinity Motor Corp. as they continue to innovate and find cleaner options for moving people.”

About Sustainable Development Technology Canada (SDTC)

SDTC supports companies attempting to do extraordinary things.

From initial funding to educational support and peer learning to market integration, SDTC is invested in helping small and medium-sized businesses grow into successful companies that employ Canadians from coast to coast to coast. SDTC is relentlessly focused on supporting our companies to grow and scale in an increasingly competitive marketplace.

The innovations SDTC funds help solve some of the world’s most pressing environmental challenges: climate change, regeneration through the circular economy, and the well-being of humans in the communities they live in and the natural environment they interact with.

For more information, please visit https://www.sdtc.ca/en/.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis alongside J.B. Poindexter business unit EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

U.S. Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Canadian Investor Relations Contact:
MarketSmart Communications Inc.
877-261-4466
Info@marketsmart.ca

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.